FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the resignation of a director of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on June 3, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESIGNATION OF DIRECTOR

On 2 June 2008, Mr. Li Xiaopeng, the Chairman of the Company, tendered his resignation as director and Chairman of the sixth session of the Board of the Company, effective on the same date. Mr. Huang Yongda, the Vice Chairman of the Company, will be Acting Chairman until the election of the new Chairman.

Due to change of work arrangement, Mr. Li Xiaopeng, Chairman of Huaneng Power International, Inc. (the “Company”) has left his position in China Huaneng Group (the controlling shareholder of the Company), and accordingly tendered his resignation report in writing to the board of directors (the “Board”) of the Company on 2 June 2008 to resign from the positions of director and Chairman of the sixth session of the Board of the Company, effective on the same date. Mr. Li Xiaopeng confirmed that there is no disagreement with the Company and he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company. According to the requirements of the applicable laws, Mr. Huang Yongda has been elected by the majority of the directors of the sixth session of the Board of the Company to be Acting Chairman until the new Chairman has been elected.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Xu Zujian Non-executive Director) Huang Mingyuan (Non-executive Director) Liu Shuyuan (Non-executive Director)

Beijing, the PRC
3 June 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    June 3, 2008